SUN LIFE FINANCIAL INC.

(formerly known as Sun Life Financial Services of Canada Inc.)

BY-LAW NO. 1

An Amended and Re-stated By-Law relating generally to the conduct of the business and affairs of Sun Life Financial Inc.

SECTION 1.

DEFINITIONS

1.1 Definitions

In this By-law No. 1:

(a) “Act” means the Insurance Companies Act (Canada), S.C. 1991, c.47, as amended from time to time, and every statute that may be substituted therefor;
(b) “Corporation” means Sun Life Financial Inc.

SECTION 2.

BOARD OF DIRECTORS

2.1. Manage the Business and Affairs of the Corporation

The Board of Directors shall manage or supervise the management of the business and affairs of the Corporation in accordance with and subject to the Act.

2.2. Number of Directors

The Corporation shall have a minimum of 8 directors and a maximum of 20 directors. The number of directors to be elected at any annual meeting of the Corporation shall be such as is fixed by the directors prior to the annual meeting. The Board of Directors may appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, provided that: (a) the total number of directors so appointed shall not exceed one third of the number of directors elected at the previous annual meeting; and (b) the maximum number of directors is not exceeded.

2.3. Term of Office

Each director shall be elected for a term of one year. Subject to the following provisions of this section, a person is not eligible to be elected or appointed a director if that person has reached the age of 70 years. The non-management directors may waive this eligibility requirement for a person if they unanimously determine by resolution that it is in the best interests of the Corporation to do so. On any resolution to approve such a waiver, the person who is the subject thereof (if already a director) shall not participate in the discussion or vote thereon. Any such waiver shall apply for one term or part thereof and may be renewed in accordance with this section for the subsequent term but not for any further period.

2.4. Meetings of the Board of Directors

The Board of Directors shall meet regularly without notice on such dates, at such times and at such places as shall be determined from time to time by the directors. Special meetings of the Board of Directors may be called at any time upon 24 hours’ notice by either the Chairman of the Board of Directors or any 3 directors. The number of directors constituting a quorum at any meeting of the Board of Directors shall be 5.

2.5. Meetings of Committees of the Board of Directors

Committees of the Board of Directors shall determine their own procedures, including notice requirements, if any, for the calling and conduct of meetings, subject to any regulations imposed by the Board of Directors.

2.6. Remuneration of Directors

The aggregate of all amounts that are to be paid to all directors of the Corporation in respect of directors’ remuneration during a financial year of the Corporation is hereby fixed at a maximum of $1,600,000. The directors are also entitled to such additional amounts as may be necessary to reimburse them for their reasonable expenses properly incurred in respect of their services as directors.

SECTION 3.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

3.1. Indemnification of Directors and Officers

Subject to any limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer or any person who acts or acted, at the Corporation’s request, as a director or officer of, or in a similar capacity for, another entity, and each of such person’s heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding in which such person is or was involved because of that association with the Corporation or such other entity, if:

(a) such person acted honestly and in good faith with a view to the best interests of, as the case may be, the Corporation or such other entity, and
(b) in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, such person had reasonable grounds for believing that their conduct was lawful.
The Corporation may enter into agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

SECTION 4.

MEETINGS OF SHAREHOLDERS

4.1. Chairman

The chairman at all meetings of shareholders of the Corporation shall be:

(a) the Chairman of the Board of Directors, or

(b) in the absence of the Chairman of the Board of Directors, a non-management director chosen as the chairman of the meeting by the directors who are present.

4.2. Quorum

Two persons present in person and each being entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders.

SECTION 5.

CORPORATE MATTERS

5.1. Financial Year

The financial year of the Corporation shall end on the expiration of the 31st day of December in each year.

5.2. Corporate Seal

The seal of the Corporation shall be such as the Board of Directors may adopt.

5.3. Execution of Documents

Documents to be executed by the Corporation shall be executed by such persons and in such manner as may be determined by the Board of Directors.